EXHIBIT 99.1

Update re: Shell Transaction Offers

Tel Aviv, Israel – March 17, 2020 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (OTCMKTS: IGLDF).

The Company previously announced that it had received an offer from Mr. Yona Levi to purchase the Company’s ordinary shares (the “Shell Transaction Offer”) and that the Shell Transaction Offer will be brought to the vote of the Company’s debenture holders. The Company now reports that the debenture holders at their meeting did not approve the Shell Transaction Offer.

In addition, the Company previously reported that there were other offers from potential purchasers concerning a possible shell transaction. The Company now reports that all of these potential purchasers notified the Company that they are withdrawing their offers.

Furthermore, the Company previously announced that the Israeli court suspended its decision dated February 3, 2020 to convene the Company’s creditors’ meetings on the agenda of which is the approval of an arrangement plan pursuant to Chapter 10 of the Israeli Insolvency and Economic Rehabilitation Act, 2018. The Company now reports that on March 17, 2020 we filed a motion to the Israeli court to remove the suspension order and to convene the creditors’ meetings to approve an updated arrangement.

Note

As previously announced, the Company is not able to fully pay its debts and the proposed arrangement plan includes a distribution of most of the Company’s assets to its creditors. The Company anticipates that following submission of additional creditors’ arrangement, which will be submitted to the applicable Israeli court, the existing shares of the Company will be nullified and/or materially diluted and that at the same time the creditors of the Company and the party or parties to a transaction of a purchase of the Company's shares as a ‘shell company’, if such transaction is completed, will receive, among else, substantially all of the outstanding shares of the Company.

About Internet Gold

Internet Gold is a holding company whose principal assets are NIS 310 million par value of Series C debentures of B Communications Ltd. as well as 8,383,234 ordinary shares of B Communications Ltd. representing a 7% stake in B Communications Ltd. B Communications Ltd. is the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, the current coronavirus crisis, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com / Tel: +972-3-924-0000